Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On September 1, 2017, the below FAQs prepared in connection with the proposed merger transaction between Old National Bancorp and Anchor Bancorp, Inc. (“Anchor”) were provided to employees of Anchor’s wholly-owned subsidiary, Anchor Bank, National Association:

Frequently Asked Questions

Employment

Is Anchor on a hiring freeze until we become Old National Bank (“Old National”)?

No, Anchor is not on a hiring freeze and will continue to seek out talent that will support our customers and our business needs.

Will our reporting relationships change? If we are asked to report to someone out of market, will we get to meet him or her?

Old National has no immediate plans to change reporting relationships. Decisions about any changes to reporting structures will be addressed by senior leadership during the gap analysis process. Should an associate’s reporting relationship change, he/she would have the opportunity to meet with the new manager, whether the new manager resides in Minnesota or another Old National market.

Will employees be required to apply for their current positions?

Employees who continue in their current roles will NOT have to reapply for their positions. If an employee wishes to be considered for a new role, he/she may need to express formal interest through a job posting and, in some cases, may need to interview for the position.

Are there regional roles our team members can fill?

Yes, our regions are supported by some corporate positions that would be in-market. Additionally, there are some functions that have staff members located in various markets. For example, Old National currently has two risk professionals who work from home in Minnesota.

Also, Old National plans to have a credit division located in Minnesota. As part of the gap analysis process, we will determine the required positions to staff the division.

If employees stay on with Old National, how will their roles change?

The answer varies depending on the situation. If an employee continues in their current position, he or she will typically experience changes in systems, process and policies. Some associates may choose to continue in a new role that may be very different from their current positions.

There are three positions labeled as “portfolio banker” as part of the sales team on the Anchor Bank organizational chart. Will these positions roll over into the Old National portfolio manager position after conversion?

We aren’t yet certain. The “mapping” of Anchor roles to Old National positions will happen as part of the gap analysis process.

Is there some aspect of the current operations of Anchor Bank that Old National believes would lend itself to organizing a centralized process here in Minnesota, if so, what?

Reviewing processes is part of the gap analysis assessment that is just getting started.

Will some people be offered to relocate to Indiana?

Once the partnership closes, associates will have the opportunity to be considered for positions throughout the Old National footprint. In some cases, those opportunities may require relocation. Depending on the nature of the work, the associate may be able to work remotely.

If employees are offered to stay on, would they be able to work remotely/choose a location to work out of?

We encourage a flexible work environment. Often the specific situation determines whether or not associate requests can be accommodated. We rely on local or regional senior management to make these types of decisions.

In which departments will job eliminations occur?

Areas that are not client-facing and do not directly generate revenue have the possibility for job loss. That said, associates whose current jobs are eliminated may be offered a different position with the combined company. Additionally, positions that are part of a corporate function may be able to work in Minnesota. In some cases, associates wishing to relocate may consider opportunities in other Old National markets.

We follow an in-depth process that helps us to identify our needs and potential gaps. As we move through this process, we will be able to identify those areas that will be impacted and work with the associates in those departments.

Is there a possibility that individuals who will not be retained could be given an “unofficial warning” so they could begin a serious job search?

Both companies have been very transparent that some areas will experience job loss. As soon as specific decisions are finalized, they will be communicated. In all cases, associates whose positions are eliminated will receive at least 60 days’ notice.

If an employee is not offered a regular job at Old National and finds a new job outside of Old National, will the employee lose his or her severance package?

To be eligible for severance benefits, associates whose positions are eliminated must continue with Old National through their release date (following conversion) and must sign a release of claims. Many times, associates can successfully negotiate a start date with their new employer that enables them to work through the release date and receive severance benefits.

How does Old National pay severance benefits – lump sum or weekly?

Severance benefits are paid in a lump sum.

How long does health insurance coverage last after employment ends?

Except for long-term disability insurance coverage, which ceases on the last day worked, all other insurance benefits continue through the end of the month of the associate’s separation.

Will there be retention bonuses for employees who stay until the end of their employment? If so, what would the value of such retention bonuses be based on? Would everyone get one?

We believe the severance benefit is a strong retention tool. Decisions about retention bonuses are driven by local leadership. Factors that are considered include but are not limited to the nature of the position and the role of the position in integration.

What if employees run out of work to do prior to finding out if their job will be eliminated?

Old National has committed that job eliminations resulting from the partnership will not occur prior to the systems conversion. Typically, during integration we do not experience a lack of work.

At what point can we apply for unemployment (if needed)? Do we have to wait until the severance pay ends?

At a time, that is closer to when position eliminations occur, we will invite a representative from the Minnesota Department of Workforce Development to conduct a workshop on unemployment benefits. Typically, a person would file at the time their separation occurs.

How many jobs were eliminated after AnchorBank in Wisconsin was acquired?

Every partnership is unique. As a result, the number of job eliminations that resulted from the AnchorBank in Wisconsin partnership is in no way predictive of how many separations might occur with this partnership. With that context, about 150 associates were notified of position eliminations after the completion of our gap analysis in Wisconsin. From this group, over 20 associates received the opportunity to continue employment with the company and about 100 associates separated resulting from job elimination. Some associates resigned during integration to pursue opportunities outside of the company.

Merit Pay and Performance Reviews

Will bonuses and merit pay increases that would have been given out for 2017 be frozen or otherwise not distributed or delayed beyond conversion after employment decisions have been made?

The annual bonus/incentive will be paid prior to the transaction closing based on estimated results for a full 12 months for 2017 if the transaction closes prior to December 31, 2017. The payment amounts will be determined by Anchor’s Compensation Committee and managers, consistent with past practices. In addition, Anchor currently accrues estimated monthly and quarterly production incentives. These incentives will continue to be accrued and paid consistent with past practices.

Merit pay increase decisions for 2017 performance will be made in the first quarter of 2018. All active associates whose performance justifies a merit increase will be eligible.

What happens with performance reviews? We’re currently in the middle of mid-year reviews.

The Anchor Bank mid-year review process will continue for 2017 performance with a transition to Old National processes in 2018.

Paid Time Off

If an employee’s position is eliminated, besides being eligible for severance benefits, will employees also get vacation paid out?

Employees whose jobs are eliminated through this partnership will be paid out their unused vacation time.

If employees stay on and already requested time off, will that time off be honored?

Once the integration timeline has been established, regional management will evaluate staffing needs related to integration activities and will let associates know in advance if any previously approved time off may need to be rescheduled. Please consult with your management team if you have specific concerns that need to be considered related to previously approved vacation time. We would not expect for associates to forego vacation associated with major life events like weddings, anniversaries, significant preplanned trips, etc.

What will happen to our sick time balances?

Both companies’ sick time policies provide for sick time balances. During the gap analysis, we will determine how much sick time will carry forward.

Will we be allowed to carry over unused vacation time from 2017 or do we have to use it by December 29, 2017?

Yes, vacation time may be carried over from 2017. Both companies allow for the carryover of up to 40 hours of vacation time each year.

How much vacation time will we accrue each month once we’re employed with Old National?

Old National’s vacation schedule is comparable to Anchor Banks’ in that vacation is front-loaded (for full-time associates) at the beginning of each calendar year with amounts being determined by an associate’s job level. Old National’s schedule allows anywhere from two weeks to five weeks for full-time associates and 32 hours to 128 hours for part-time associates that regularly work more than 20 hours per week. Following the gap analysis and leading up to the closing of the partnership, we will provide associates with information on their individual vacation benefits provided under Old National’s plan.

Will it be possible to purchase additional vacation for 2018?

We do not know now. We will evaluate how the vacation purchase program offered by Anchor Bank will be handled as a part of the gap analysis.

Miscellaneous

Will we continue to use Traction?

We have no immediate plans to discontinue using the concepts of Traction as we move forward in this process.

What will happen to the anchors?

The anchors will continue to be proudly displayed in front of their current locations to honor the Anchor Bank legacy.

Will Old National partner with Junior Achievement in Minnesota?

Decisions about community partnerships will be made by your regional leadership team. Old National partners with Junior Achievement in several markets.

Is Old National a member of the American Bankers Association?

Yes.

Will Old National become a member of the Minnesota Bankers Association?

Membership in these types of organizations is identified during the gap analysis and decisions are made as part of that process.

To have direct deposit, are Old National associates required to have an Old National account? Or can our paychecks be directly deposited to an account at another financial institution?

We believe banking with Old National is an important part of taking personal ownership in the success of the organization. As a result, Old National associates must choose an Old National account as their official net pay account to take advantage of payroll direct deposit. If an associate does not wish to have his/her paycheck directly deposited into an Old National account, a paper check will be cut and mailed to the employee’s address on file.

All Old National associates are entitled to three free personal Old National checking accounts. This benefit applies to traditional, personal checking accounts only, and you must be a single or joint owner of the account.

Additional Information for Employees that are Shareholders

Communications in this letter and the documents enclosed herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter and the documents enclosed herewith contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.